EXHIBIT 99.27

CONSENT OF TOMMASO RAPONI
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Equinox Gold Corp.

/s/ Tommaso Raponi
By: Tommaso Raponi, P. Eng

Dated: March 24, 2022

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